SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark one)
                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the calendar year December 31, 2002

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission file number 1-5084


                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
 (Full title of the plan and the address of the plan, if different from that of the issuer named below)


                              TASTY BAKING COMPANY
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
                     (Name of issuer of the securities held
                          pursuant to the Plan and the
                       address of the principal executive
                        offices of Tasty Baking Company)

                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN
                    ----------------------------------------

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
             -------------------------------------------------------




                                                                                                 Pages
                                                                                                 -----


Report of Independent Auditors                                                                       2


Financial Statements:

      Statements of Net Assets Available for Benefits
           at December 31, 2002 and December 31, 2001                                                3

      Statements of Changes in Net Assets Available for
           Benefits for the years ended December 31, 2002,
           December 31, 2001 and December 31, 2000                                                   4

      Notes to Financial Statements                                                                5-10


Supplemental Schedule:

      Assets Held for Investment Purposes at end of year                                        H, IV, 4i*



Exhibits:

          23.1 Consent of Independent Auditors

          99.1 Certification pursuant to 18
               U.S.C. Section 1350, as adopted
               pursuant to Section 906 of the
               Sarbanes - Oxley Act of 2002


          *    Refers to item number in Form
               5500 (Annual Return/ Report of
               Employee Benefit Plan) for plan
               year ended December 31, 2002.

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------



To the Participants and Administrator of Tasty Baking Company 401(k) Thrift Plan:



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tasty Baking Company 401 (k) Thrift Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of the end of the Plan Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Philadelphia, PA
June 25, 2003


                            TASTY BAKING COMPANY 401 (k) THRIFT PLAN
                        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                     At December 31,
                                                                     ---------------
                                                           2002                       2001
                                                           ----                       ----
Assets:

                        Investments                      $ 23,745,648               $ 31,804,389

             Receivables:

                        Securities sold                           13                     13,025
                                                          -----------                ----------

                                   Total assets           23,745,661                 31,817,414
                                                          -----------                ----------

Liabilities:

             Payables:

                        Securities purchased                       -                      7,934
                                                          -----------                ----------
                                   Total liabilities               -                      7,934
                                                          -----------                ----------

Net assets available for benefits                       $ 23,745,661               $ 31,809,480
                                                        =============              ============



                        See accompanying notes to financial statements.




                                           TASTY BAKING COMPANY 401 (k) THRIFT PLAN
                                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                         For the Years ended December 31
                                                                                         -------------------------------
                                                                           2002                      2001                      2000
                                                                           ----                      ----                      ----

Additions:
       Additions to net assets attributed to:

                  Investment Income:

                             Net appreciation (depreciation) in
                                fair value of investments           $ (6,730,999)            $  1,040,163            $  2,327,859
                             Cash dividends                              803,569                  847,243                 880,895
                             Interest                                    139,784                  145,263                 122,736
                                                                        --------                 --------                 -------
                                                                      (5,787,646)               2,032,669               3,331,490

                  Contributions:

                             Participant                               1,914,326                1,980,478               1,600,509
                             Employer                                    405,292                  413,429                 312,909
                                                                        --------                 --------                 -------
                                                                       2,319,618                2,393,907               1,913,418
                                                                      ----------               ----------               ---------

                         Total additions                              (3,468,028)               4,426,576               5,244,908
                                                                     -----------               ----------               ---------

Deductions:
       Deductions from net assets attributed to:

                             Benefits paid to participants             4,595,791                2,322,140               2,770,929
                                                                      ----------               ----------               ---------

                         Total deductions                              4,595,791                2,322,140               2,770,929
                                                                      ----------               ----------               ---------

              Net increase (decrease)                                 (8,063,819)               2,104,436               2,473,979

                  Net assets available for benefits:

                             Beginning of year                        31,809,480               29,705,044              27,231,065
                                                                     -----------              -----------              ----------

                             End of year                            $ 23,745,661             $ 31,809,480            $ 29,705,044
                                                                    ============              ===========              ==========



                                                     See accompanying notes to financial statements.



                                       -4-



                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.      Description of Plan:
        --------------------

        General:
        --------
        The Tasty Baking Company 401(k) Thrift Plan (the Plan) is a defined contribution plan under which all employees of Tasty Baking Company who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA).

        For allocations, benefits and vesting provisions as well as any other questions, Plan participants should refer to the Plan document.

        While Tasty Baking Company (TBC) has not expressed any intent to discontinue the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA. In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan, comprised of all participant account balances, would be distributed to Plan participants and beneficiaries.

        Contributions:
        --------------
        Under the Plan, employee contributions may be made in an amount up to 15% of an employee's annual base salary. The Company's contribution (employer portion) is equal to an amount not to exceed the lesser of $600 or 100% of the contributions made by each employee. Employee contributions are made through payroll deductions as authorized by the employees and are immediately vested. The Company's contributions are invested in TBC common stock while participants may choose from a selection of mutual fund options offered by Dreyfus Service Corporation, a trustee for the Plan, for their contributions.

        The Company `s investment alternatives available to participants provide alternatives that cover all major sectors of the market. These investment alternatives include: Capital Preservation Fund, Dreyfus 100% U.S. Treasury Intermediate Term Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Balanced Fund, Dreyfus Emerging Leaders Fund, Dreyfus S&P 500 Basic Index Fund, Dreyfus Premier Midcap Fund and the Dreyfus International Value Fund. Participants may change the investment mix of their ongoing and/or existing invested account balances daily. They may sell any shares of Tasty Baking Company stock in their employee account, resulting from a participant elected fund option prior to 1995, and invest the proceeds in any other investment funds offered.

   1.   Description of Plan cont'd.:
        ----------------------------

        Withdrawals:
        ------------
        Participants who terminate from the Plan can elect to have distributed to them the full value in their respective accounts which include their contributions and 100% of the employer contributions made on their behalf.

        Active participants may withdraw balances accumulated through 1987 once each quarter without cause. All balances accumulated may be withdrawn (pre-1987 funds first) at any time but only for a hardship withdrawal as defined by IRS regulations. Once an active participant has been a Plan participant for five years, company contributions can be withdrawn on any Plan year-end date. Withdrawals by an active participant in this regard causes no interruption to contributions and company matching contributions are not penalized.

        Participant Loans:
        ------------------
        The Plan allows participants to obtain loans at a minimum amount of $500. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the administrator and are currently the Prime Rate plus 1%. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance.


 2.     Summary of Significant Accounting Policies:
        -------------------------------------------


        Investment Valuation and Income Recognition:
        --------------------------------------------

        Investments are stated at fair value. The value of common stock of Tasty Baking Company is determined based upon the bid price of the stock on the NYSE on the last day of trading of the Plan year.

        The investment in Mutual Funds is represented by unit shares, which are valued at each respective fund's net asset value as publicly reported by the fund's respective investment department. The Capital Preservation Fund, a money market fund, is reported at fair value, which is equivalent to cost.

        Purchases and sales of investments are reflected on a trade-date basis. Gains and losses realized are based principally on specific identification. Plan investments are sold to satisfy participant withdrawal and transfer requests and, therefore, resultant gains or losses are recorded as withdrawals are made.

        Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

2.      Summary of Significant Accounting Policies cont'd.:
        ---------------------------------------------------

        Investment Valuation and Income Recognition cont'd.:
        ----------------------------------------------------

        The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Payment of Benefits:
        --------------------

        Benefits are recorded when paid.

        Use of Estimates:
        -----------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

        Risks and Uncertainties:
        ------------------------

        The Plan provides for various investment options including a money market fund, Tasty Baking Company common stock, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

 3.    Related Party Transactions:
       ---------------------------

       Tasty Baking Company is the sponsor of the Plan and pays all administrative expenses and fees on behalf of the participants excluding fees for participant loans. For the years ended December 31, 2002, 2001 and 2000, fees and expenses totalling $34,651, $44,801 and $35,563, respectively, were paid to Dreyfus Service Corporation and Dreyfus Trust Company, the Plan's administrator and trustee, respectively, on behalf of the Plan's participants.

4.      Investments:
        ------------

        The following table represents investments of 5% or more of the Plan's net assets.


                                                                 December 31,
                                                            2002                 2001
                                                            ----                 ----

Tasty Baking Company common stock,
487,785 and 559,624 shares, respectively             $4,243,730          $9,905,345

Capital Preservation Fund, LaSalle National
Trust, N.A., Collective Investment Trust              8,453,764           8,988,695

S&P 500 Basic Index Fund, Dreyfus Service
Corporation                                           1,596,226           2,062,650

Disciplined Stock Fund, Dreyfus Service
Corporation                                           2,870,826           3,873,149

Emerging Leaders Fund, Dreyfus Service
Corporation                                           1,873,528           2,363,172

100% U.S. Treasury Intermediate Term
Fund, Dreyfus Service Corporation                     1,262,073             998,268

Premier Balanced Fund, Dreyfus Service
Corporation                                           1,202,046           1,437,782

Loans to Participants                                 1,841,068           1,872,220






        During 2002, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:


                                                   2002                       2001                     2000
                                                   ----                       ----                     ----

        Mutual funds                            $(2,125,732)              $(1,349,565)               $(597,233)

        Common stock                             (4,605,267)                2,389,728                2,925,092
                                                 -----------                ----------               ---------

        Appreciation/(depreciation)             $(6,730,999)                $1,040,163              $2,327,859
                                                ============                ==========              ==========

                                       -8-


5.      Nonparticipant -Directed Investments
        ------------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                    December 31,
                                                              2002                 2001
                                                              ----                 ----
        Net Assets:
           Tasty Baking Company common stock               $4,073,783          $9,479,536




                                                                             Years Ended December 31,
                                                                                                     -
                                                                         2002                   2001                    2000
                                                                         ----                   ----                    ----

        Changes in Net Assets:
                Employer contributions                              $   405,292             $   413,429             $   312,909

                Dividends                                               242,762                 253,721                 266,577

                Distributions to participants                        (1,314,158)               (527,317)               (478,982)

                Direct Rollover Transfer                               (316,891)               (273,280)               (259,135)

                Net appreciation (depreciation)
                 of investments                                      (4,422,758)              2,089,662               2,838,318
                                                                    -----------               ---------               ---------

                                                                    $(5,405,753)            $ 1,956,215             $ 2,679,687
                                                                    ============            ============             ===========




                                       -9-


6.   Federal Income Taxes:
     ---------------------

        The United States Treasury Department determined on November 12, 1996 that the Plan, as amended and restated in effect from January 1, 1995, a non-standardized prototype profit sharing plan and trust sponsored by Dreyfus Corporation, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

                    SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR

              INVESTMENT PURPOSES AT DECEMBER 31, 2002 PURSUANT TO

             SCHEDULE H, SECTION IV, ITEM 4i IN ANNUAL RETURN/REPORT

                       OF EMPLOYEE BENEFIT PLAN FORM 5500




                                                                                                 E.I.N. 23-1145880/PN 002
                                                                                          Schedule H, Section IV, Item 4i




                                       c.     Description of Investment
                                               Including Maturity Date
b.     Identity of Issue, Borrower,         Rate of Interest, Collateral,                                            Current
         Lessor or Similar Party                Par of Maturity Value        d.         Cost            e.            Value
   -----------------------------------    -----------------------------------   ---------------------      -------------------------

   *Tasty Baking Company                  Common Stock                                  $ 5,460,871                   $ 4,243,730
                                                                                        ------------                  -----------


   Capital Preservation Fund, LaSalle     Collective Investment Fund                      8,453,764                     8,453,764
                                                                                        ------------                  -----------
        National Trust, N.A.

   *Dreyfus 100% U. S. Treasury
       Intermediate Term Fund             Mutual Fund                                      1,217,331                     1,262,073

   *Dreyfus S&P 500 Basic Index Fund      Mutual Fund                                      2,323,591                     1,596,226

   *Dreyfus Premier Balanced Fund         Mutual Fund                                      1,637,204                     1,202,046

   *Dreyfus Disciplined Stock Fund        Mutual Fund                                      3,403,619                     2,870,826

   *Dreyfus Emerging Leaders Fund         Mutual Fund                                      2,274,210                     1,873,528

   *Dreyfus Premier Midcap Fund           Mutual Fund                                        307,180                       262,636

   *Dreyfus International Value Fund      Mutual Fund                                       171,981                       139,751
                                                                                        ------------                  -----------

                                            Subtotal - Mutual Funds                      11,335,116                     9,207,086
                                                                                        ------------                  -----------

   Loans to Participants                  9.5% - 10.5%                                            -                     1,841,068
                                                                                        ------------                  -----------


                                          Total                                        $ 25,249,751                  $ 23,745,648
                                                                                       =============                 ============



   *Party-In-Interest



                                   SIGNATURES
                                   ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                        TASTY BAKING COMPANY 401 (K) THRIFT PLAN




                                        BY          /s/ David S. Marberger
                                             -----------------------------------
                                                  David S. Marberger
                                                  Chairman of Plan Committee





Date: June 30, 2003